FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on April 4, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)



Date  April 4, 2005                       By  /s/ Christopher Thomas
----------------------                        -------------------------------
                                                  Christopher Thomas
                                                  Chief Financial Officer

DryShips Inc. Announces Results for the Two Month Period ended December 31, 2004

ATHENS, Greece, April 4, 2005 - DryShips Inc. (Nasdaq: DRYS), announced today its results for the two month period ended December 31, 2004.

For the two months ended December 31, 2004, the Company reported voyage revenues of $15.7 million, operating income of $11.4 million and net income of $11.0 million or $0.71 per share. The weighted average number of basic and diluted shares used in the computation of earnings per share was 15,400,000. EBITDA for the two month period was $12.5 million.


The Company operated a fleet of six vessels during the period and achieved an average daily time charter equivalent income of $39,672. On February 23, 2005 the Company announced that it has changed its financial year end from October 31 to December 31. The change of the financial year end brought the Company's year end into line with other US listed shipping companies.

Summary Unaudited Consolidated Financial and Other Data

The following table sets forth summary unaudited consolidated financial data and other operating data of DryShips Inc. The summary financial data in the table for the two-month period ended December 31, 2004 and are derived from the unaudited consolidated financial statements of DryShips Inc. The data should be read in conjunction with the other financial and non-financial information included herein.

(Dollars in thousands, except per share
data and Average Daily Results                                December 31, 2004

INCOME STATEMENT DATA
Voyage revenues                                                      $15,656
Voyage expenses                                                        1,136
Vessel operating expenses                                              1,701
Depreciation and amortization                                          1,143
Management fees                                                          238
General and administrative expenses                                       31
  Foreign currency losses                                                  9
                                                                    ---------

  Operating Income                                                    11,398
Interest and finance costs, net                                         (410)
Other, net                                                                (5)
                                                                    ---------

  Net Income                                                         $10,983
                                                                    ---------

Basic and diluted earnings per share                                   $0.71
Weighted average number of shares, basic and diluted              15,400,000

BALANCE SHEET DATE (at period end)
Current assets, including cash                                       $16,116
Total assets                                                          70,329
Current liabilities, including current portion of long-term debt      28,646
Total long-term debt, including current portion                       40,749
Stockholders' equity                                                   6,609

OTHER FINANCIAL DATA
Net cash from operating activities                                   $54,101
Net cash from investing activities                                         -
Net cash used in financing activities                                (51,901)
EBITDA(1)                                                             12,536

FLEET DATA
Average number of vessels(2)                                               6
Total voyage days for fleet(3)                                           366
Total calendar days for fleet(4)                                         366
Fleet utilization(5)                                                     100%

AVERAGE DAILY RESULTS
Time charter equivalent(6)                                           $39,672
Vessel operating expenses(7)                                           4,648
Management fees                                                          650
General and administrative expenses(8)                                    85
Total vessel operating expenses(9)                                     5,383

(1) EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this press release because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net cash from operating activities to EBITDA:

Net Cash from Operating Activities                                   $54,101
  Net decrease in current assets                                     (40,763)
  Net increase in current liabilities, excluding current
  portion of long-term debt and dividends payable                     (1,253)
  Payments of dry-docking costs                                           56
  Net interest expense                                                   410
  Amortization of deferred financing costs
  included in net interest expense                                       (15)
                                                                    ---------
EBITDA                                                                12,536

(2) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(3) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(4) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(5) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of 18 drybulk carriers and has entered into agreements to purchase an additional 9 vessels.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr

Investor Relations/Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com